                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                          COMMISSION FILE NUMBER 0-6159



     A. Full title of the plan and address, if different from that of the issuer named below:

                          FIRST COMMERCIAL CORPORATION
                                   401(k) PLAN




     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGIONS FINANCIAL CORPORATION
                                 P. O. BOX 10247
                            BIRMINGHAM, ALABAMA 35202

                    First Commercial Corporation 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

            Year ended December 31, 1999 and as of December 31, 1998


The following report of independent auditors and financial statements of the registrant are submitted herewith:

Report of Independent Auditors..........................................1
Statements of Net Assets Available for Benefits.........................2
Statement of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements...........................................4

Supplemental Schedule
Schedule of Assets Held for Investment Purposes at End of Year..........9

                         Report of Independent Auditors

Regions Financial Corporation
First Commercial Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the First Commercial Corporation 401(k) Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated June 9, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young
Birmingham, Alabama
June 23, 2000

                    First Commercial Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                      DECEMBER 31
                                                 1999             1998
                                             ------------     ------------
ASSETS
Cash and equivalents                         $     41,013     $         --
Employer contributions receivable                 655,242        1,306,218
Interest and dividend income receivable            45,192          564,772
Investments, at fair value                     74,991,296      118,280,891
                                             ------------     ------------
   Total Assets                                75,732,743      120,151,881

LIABILITIES
Accrued liabilities                                    --           33,077
                                             ------------     ------------
   Total Liabilities                                   --           33,077

Net assets available for benefits            $ 75,732,743     $120,118,804
                                             ============     ============


See accompanying notes.

                    First Commercial Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999



ADDITIONS
 Contributions from employers                          $  1,024,970
 Contributions from participants                          2,343,685
 Investment income                                          658,665
                                                       ------------
                                                          4,027,320


DEDUCTIONS
 Benefits paid                                           20,220,086
 Net depreciation in fair value of investments,
  including realized gains and losses                    28,193,295
                                                       ------------
                                                         48,413,381
                                                       ------------
 Net decrease                                            44,386,061

 Net assets available for benefits at beginning of
   year                                                 120,118,804
                                                       ------------
 Net assets available for benefits at end of year      $ 75,732,743
                                                       ============


See accompanying notes.

                    First Commercial Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of First Commercial Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting. Certain amounts in the prior year's financial statements have been reclassified to conform with the 1999 presentation. These reclassifications had no effect on net assets.

INVESTMENTS

Investments are stated at aggregate fair value as determined by Regions Bank (the Trustee), a subsidiary of Regions Financial Corporation. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Loans are valued at fair value, which is approximated by cost.

ADMINISTRATIVE EXPENSES

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation (the Company).

                    First Commercial Corporation 401(k) Plan

                          Notes to Financial Statements

                                  (Continued)


2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers employees of Regions Financial Corporation that were employed by the former entity, First Commercial Corporation, which was acquired by Regions in 1998. Eligible employees must be 21 years of age or over, have worked a minimum of 90 days, are scheduled to work at least 25 hours per week per year and are eligible to make contributions to the Plan and to receive employer matching contributions. After one year of service, employees over the age of 21 are eligible to receive employer matching contributions and discretionary employer contributions. No new participants entered the FCC 401(k) Plan after December 31, 1999.

CONTRIBUTIONS

The employee may contribute a maximum of 15% of his/her annual salary. The Company will match 30% and 40% for participants who have been employed by the Company for less than five and over five years, respectively, of each employee's contribution not in excess of 6% of annual salary. The Company contributes 401(k) discretionary contributions at the option of the Company's board of directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results. Employer discretionary payments are distributed to participants based on years of service and base salary. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company discretionary contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                    First Commercial Corporation 401(k) Plan

                          Notes to Financial Statements

                                  (Continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in the Company's 401(k) contribution and their contributions plus actual earnings thereon. Vesting in the Company profit-sharing contribution portion of their accounts plus actual earnings thereon is based on five years continuous service.

PARTICIPANT LOANS

Participants may borrow from these accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term for a general loan is five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participants account and bear interest rates at 9.5%. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

Benefits from the Plan are distributed at death, disability, retirement, termination of employment, age 59 1/2 or upon incurring a hardship. Benefits are distributed in cash or Regions Financial Corporation common stock. The distribution (100%) is made within 60 days of retirement, death or permanent disability and within 90 days after the Plan's year-end of the year in which the participant terminates his employment with the Company.

Distribution of stock to participants represents the market value of the Company's common stock at the date of distribution plus any cash distributed for fractional shares.

PLAN TERMINATION

On July 31, 1998, First Commercial Corporation merged with and into Regions Financial Corporation. First Commercial Corporation 401(k) Plan was merged with and into Regions Financial Corporation Profit Sharing Plan on April 1, 2000.

                    First Commercial Corporation 401(k) Plan

                         Notes to Financial Statements

                                  (Continued)


3. INVESTMENTS

Regions Bank serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. All investments held by the Plan are participant directed. Participants have the option to direct their fund account assets into the following eight funds: Federated International Equity Fund, Regions Balanced Fund, Regions Growth Fund, Regions Value Fund, Regions Aggressive Growth Fund, Regions Limited Maturity Government Fund, Regions Fixed Income Fund and Regions Financial Stock Fund. Regions Bank serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                          DECEMBER 31
                                                      1999             1998
                                                  ------------     ------------

     Regions Growth Fund                          $ 10,225,521     $         --
     Regions Aggressive Growth Fund                  5,551,062               --
     Regions Treasury Money Market Fund              5,249,117        6,613,870
     Regions Financial Stock Fund                   46,204,090               --
     Employee Benefit Common Stock Fund                     --        7,537,177
     Common Stock-employer                                  --       90,912,668


4. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 19, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    First Commercial Corporation 401(k) Plan

                         Notes to Financial Statements

                                  (Continued)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the year ended December 31, 1999, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore parties-in-interest transactions. Common stock previously held by the Plan was transferred to the Regions Financial Stock Fund.

                          First Commercial 401(k) Plan
                               (Plan Number 004)
                  (Employer Identification Number 71-0139201)
                               Schedule H, Line 4(i)
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999


       (B) IDENTITY OF ISSUE,          (C) DESCRIPTION OF INVESTMENT,
       BORROWER, LESSOR, OR             (INCLUDING MATURITY DATE, RATE                   (E) CURRENT
           SIMILAR PARTY             OF INTEREST, COLLATERAL, AND PAR OR                   VALUE
(a)                                            MATURITY VALUE)
   ----------------------------      -----------------------------------                ------------

   *    Regions Financial Corporation             Balanced Fund                         $    828,704

   *    Regions Financial Corporation             Ltd. Maturity Government Fund              194,544

   *    Regions Financial Corporation             Growth Fund                             10,225,521

   *    Regions Financial Corporation             Value Fund                                 446,560

   *    Regions Financial Corporation             Fixed Income Fund                        2,673,572

   *    Regions Financial Corporation             Treasury Money Market Fund               5,249,117

   *    Regions Financial Corporation             Financial Stock Fund                    46,204,090

   *    Regions Financial Corporation             Aggressive Growth Fund                   5,551,062

        Federated International                   Equity Fund                              2,522,871

        Loans to Participants                     Interest rate ranges from 6% to 8%       1,095,255
                                                                                        ------------
                                                                                        $ 74,991,296
                                                                                        ============

   *   Indicates a party-in-interest to the Plan

Note: Column (d) has not been presented since all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the First Commercial Corporation 401(k) Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                                    FIRST COMMERCIAL CORPORATION 401(k) PLAN
                                    REGIONS FINANCIAL CORPORATION



Date:   June 28, 2000               By: /s/ William Michael Head
     ----------------                  -------------------------

                                    William Michael Head
                                    Executive Vice President - Human Resources
                                    Regions Financial Corporation